Exhibit 12

CRC Health Corporation

Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	Proforma Three Months Ended March 31, 2006	Proforma Year Ended December 31, 2005	Two Months Ended March 31, 2006	One Month Ended January 31, 2006	Three Months Ended March 31, 2005	Years Ended December 31,
						2005	2004	2003	2002	2001
			(Successor)	(Predecessor)		(Predecessor)

Earnings (loss) from continuing operations:
Income (loss) from continuing operations before income taxes	$(51,113)	$10,220	$1,743	$(51,437)	$6,401	$28,917	$23,210	$(4,637)	$(12,981)	$4,011
Add: Fixed Charges	11,166	46,806	7,215	2,955	4,525	24,461	17,726	9,115	6,488	2,418

Earnings, as adjusted	$(39,947)	$57,026	$8,958	$(48,482)	$10,926	$53,378	$40,936	$4,478	$(6,493)	$6,429

Computation of fixed charges:
Total interest expense, including interest expensed and amortization of capitalized financing costs and debt discount	$9,829	$42,086	$6,324	$2,509	$3,489	$19,814	$13,965	$6,564	$4,967	$1,716
Interest portion of rent expense	1,337	4,720	891	446	1,036	4,647	3,761	2,551	1,521	702

Total fixed charges	$11,166	$46,806	$7,215	$2,955	$4,525	$24,461	$17,726	$9,115	$6,488	$2,418
Ratio of earnings to fixed charges(1)	—	1.22x	1.24x	—	2.41x	2.18x	2.31x	—	—	2.66x

(1)	The ratio of earnings to fixed charges is completed by dividing earnings by fixed charges. "Earnings" consist of earnings before income taxes plus fixed charges. Fixed charges include (i) interest expense on borrowings and amortization of capitalized financing costs and debt discount and (ii) a reasonable approximation of the interest factor, which we deemed to be 80%, is included in rental expense. Earnings, as adjusted were not sufficient to cover fixed charges by approximately $51.1 million and $51.4 million for proforma three months ended March 31, 2006 and one month ended January 31, 2006, respectively and $4.6 million and $12.9 million for the fiscal years ended December 31, 2003 and 2002, respectively.